Filed by Renasant Corporation

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: The First Bancshares, Inc.

Commission File Number: 001-42107

Renasant Corporation [RNST]

Investor Relations Conference Call Re Combination with The First Bancshares, Inc. [FBMS]

Renasant Corporation to Acquire The First Bancshares, Inc.

Presentation Operator Message

Operator (Operator)

Good morning, everyone, and welcome to the Renasant Corporation investor call. [Operator Instructions] Please also note today’s event is being recorded.

At this time, I’d like to turn the floor over to Kelly Hutcheson, Chief Accounting Officer of Renasant. Ma’am, please go ahead.

Presenter Speech

Kelly Hutcheson (Executives)

Thank you for joining us for today’s Renasant and The First’s merger call. Presenting on today’s call are Mitch Waycaster, Kevin Chapman, Jim Mabry and Hoppy Cole. Also joining us on the call are David Meredith and Dee Dee Lowery.

Before we begin, please note that many of our comments during this call will be forward-looking statements, which involve risk and uncertainty. There are many factors that could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. Such factors are discussed in our filings with the Securities and Exchange Commission including the preliminary prospectus supplement relating to our equity offering that we filed with the SEC on July 29, 2024. We undertake no obligation and we specifically disclaim any obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

I would now like to turn the presentation over to Mitch Waycaster.

Presenter Speech

Mitchell Waycaster (Executives)

Thank you, Kelly, and good morning. We appreciate you joining the call as we discuss our announced acquisition of The First Bancshares, Inc, and the follow-on equity offering.

Before handing the call over to Hoppy, Kevin and Jim, I’d like to make a few comments. For a background on why this acquisition is a great fit for us, I’ve known Hoppy Cole for many years and have long admired what he and his team have accomplished. Growing a $500 million Hattiesburg community bank into an $8 billion institution, with strong deposit bases in Florida, Georgia, Mississippi, Louisiana and Alabama is impressive.

The First are community bankers focused on developing trusted relationships in their markets in order to become their customers’ financial services provider of choice. Geographically, they have established a strong presence in many of the Southeast’s most dynamic growing markets. The First has a granular customer base with limited loan concentrations and a strong retail deposit foundation. They also have a strong credit culture that has performed well.

All of these attributes are also true for Renasant. And we believe that these similarities will help the integration process go smoothly and enable us to achieve the financial results that we have modeled.

As you know, it has been a few years since we have announced a bank merger. We have looked at a number of opportunities and this one checks all the boxes. For the reasons I have touched on, this is the deal that we have been looking for. I am as excited today as I’ve ever been about Renasant and the opportunity in front of us.

I’ll now turn the call over to Hoppy.

Presenter Speech

Milton Cole (Executives)

Thanks, Mitch. I appreciate the kind words and could not agree more about the similarities between our two organizations. When we started The First, almost 30 years ago, our goal was to develop long-term relationships in vibrant southeastern markets and grow as a result. I’m proud of our team for how we have executed on that vision. And now with Renasant, we could not ask for a better partner to continue down this path. I’m excited for our associates, our customers and our shareholders as we enter this next chapter and I am confident in the success of this combination.

With each of our respective teams’ prior experiences with merger integration, I’m comfortable that this will be a smooth transition, particularly because culturally, I don’t think this will feel like a change at all. Again, we’re excited about this new chapter in the history of our company as we join Renasant to create top Southeastern banking franchise.

I’ll now pass the call over to Kevin

Presenter Speech

Kevin Chapman (Executives)

Thanks Hoppy. I want to start by echoing that excitement. This is a great opportunity for our company, and this is the right deal at the right time for several reasons.

To start, we view this merger and integration as low risk — as low risk as things can be while not ignoring the complexities associated with combining two large geographically diverse institutions, we believe The First is a strong cultural fit and our knowledge of and familiarity with their people and markets, provide for a great deal of comfort in this deal. This was reinforced during our extensive due diligence process. Additionally, we have had tons of proactive conversations with our regulators on this deal to keep them informed throughout the process.

Second, this acquisition meaningfully improves our financial condition. Looking at Slide 4, The First has significant scale with a combined $25 billion in total assets and accelerates profitability improvement with about 30% EPS accretion. As you can see on Slide 5, we modeled ROA increasing to 1.3%, with a return on tangible common equity expected to be in the high teens and an efficiency ratio in the mid-50s. We believe that the combined company can accomplish these improved profitability metrics while also building on Renasant’s existing balance sheet strength, adding further depth to our granular deposit base, enhancing our liquidity position, and improving our asset quality metrics.

And finally, looking past the model, this acquisition makes us a better bank. As Slide 8 and 7 shows, this acquisition brings us strength in Florida and along the Gulf Coast, which will improve our prospects for continued growth. We also add density in Mississippi, Georgia and Alabama. And we enter Louisiana, which we believe will help with brand recognition and enable our branch network to operate more efficiently.

Turning to Slide 9. In our view, The First has one of the best deposit bases in the Southeast. They are customer deposit funded with little to no wholesale funding and enhance our already strong deposit base.

I’ll now ask Jim to talk a bit about the diligence process and financial assumptions.

Presenter Speech

James Mabry (Executives)

Thanks, Kevin. Before going into the modeling details, I want to build on Kevin’s comments regarding the balance sheet. As you can see on Slide 14, deposit and liquidity positions are enhanced by this transaction. Our loan-to-deposit ratio is expected to decline to 86% at closing with a 19% cash and securities to assets ratio. Both of these metrics provide us with added flexibility. We project the CET1 ratio will be approximately 11% and total risk-based capital ratio around 15% at close. Given the profitability profile of the combined company, those capital ratios will build by approximately 70 to 80 basis points annually.

Moving to diligence and modeling. We spent several months in the diligence process with contributions from all areas of the bank as well as third parties. And the numbers on Slide 13 were developed with a bottoms-up approach. This is a 100% stock acquisition with a 1:1 exchange ratio that we anticipate closing in the first half of 2025. We are using consensus estimates for each bank through 2025 and then growing those estimates by 5% thereafter. We are modeling 30% cost saves with 40% achieved in 2025 and 100% achieved thereafter. We’ve identified $75 million of after-tax deal charges and we are assuming a 1.5% allowance for credit losses is established in the first loan portfolio.

The acceptable yield double count here is netted against The First’s existing purchase accounting marks and is projected to be $48 million. We’ve assumed a $189 million interest rate mark on our loan portfolio or approximately 3.6%. We are assuming that we will sell the First’s securities and reinvest those proceeds into higher-yielding assets.

I will now turn the call back over to Mitch.

Presenter Speech

Mitchell Waycaster (Executives)

Thanks, Jim. To close, we think this acquisition, paired with the capital raise, transforms our financial position. It is additive to our footprint and our demographic profile. It leaves us with strong capital and liquidity levels and we have a high level of comfort around integration and execution.

I will now turn the call over to the operator.

Question and Answer Operator Message

Operator (Operator)

[Operator Instructions] And our first question today comes from Michael Rose from Raymond James.

Question Michael Rose (Analysts)

I noticed that along with the deal announcement that you guys are doing a community benefits plan. I was just wondering if you could spend maybe a minute or 2 just kind of outlining it, how it came about? And maybe just some details on what you’re trying to accomplish?

Answer

Mitchell Waycaster (Executives)

Very good Michael. And yes, two things about our company is our commitment and focus on community development, which always precedes economic development. So as the First is one of the largest CDFI banks and with Renasant, for the last number of years, through our community development and social responsibility arm of the company, we’ve had, like the First, a very clear focus on community development, making sure we’re very intentional, whether it’s community reinvestment type activities, whether — just focusing on the total community, and we believe our job is to understand the needs of all of our communities.

So simply what we decided to do, no one asked us to do this, but what we decided to do is we were going through diligence and thinking about the future was to add an announcement, and we will also make this part of the application to develop a community benefits plan. And to your question, what we’ve simply done is looked at what both banks are doing currently. And we projected that forward with an increase.

I think the cumulative increase over the 5-year period is around 13%. But again, we’re looking at really what we’re doing today, and we’re projecting that forward. Just to be very intentional and clear about our expectations and our intentions to continue to reinvest in our communities. And as far as the aspects of it, there’s — it’s really in four parts.

One part being on residential mortgages, particularly focusing on LMI and majority minority census tracts. Also a part of that is a down payment assistance to borrowers who might need that. As well there’s a small business segment, where we’re being very clear about focusing on small business and those that would benefit in majority minority census tracks.

And then on the community development side, just being very focused with some funds that are focused on community development loans and investments. And then there is a portion that’s focused more on philanthropic and outreach type activities. But again, a reflection of what we’re doing today and the intentionality of continuing to do that in the future.

Question

Michael Rose (Analysts)

I appreciate that, Mitch. And maybe one more for you. Just as I think at the outset, you mentioned the regulators’ comfort with the deal. And if you could just expand upon that. I mean there’s a decent amount of branch overlap here. I just wanted to understand what gives you comfort that this won’t be a kind of a protracted approval process?

Answer

Mitchell Waycaster (Executives)

Yes sir. Well, first, I would start with just a good relationship in both companies with our respective regulators. The other thing is just the intentionality all the way during diligence — the process to date is staying very close to the regulators: reaching out, seeking input and they’ve been very helpful as far as guidance as we think about the application process and moving forward.

As far as locations, there are — there’s a small amount of locations where they’re within 1 to 3 miles where there would be some consideration of not exiting the market, but simply thinking about physical plant and the combination of some of those, but no exits of any markets.

Question

Michael Rose (Analysts)

Okay. Perfect. And then maybe just finally for me. Are there any areas that with this deal that you’ll be able to either expand upon or look to grow a little bit more? Obviously, you can understand the pro formas in the slide deck. But just trying to have a better sense of with the larger balance sheet, will there be any changes in the business model at all?

Answer

Kevin Chapman (Executives)

Yes. Michael, it’s Kevin. I don’t think that there’s going to be drastic changes in the business model. We’ll relook at several things just given our — the larger size of the combined balance sheet. But I don’t think that materially changes anything.

I do think there is a couple of opportunities just embedded in both of our models for maybe some revenue synergies for some immediate pickup. One is mortgage. The First has a mortgage group, we have a mortgage group. I think on a combined basis, that there’s greater opportunity to expand products, services and maybe distribution channels for selling so I think that’s an opportunity. And I recognize also that mortgage is not the right industry to be talking about now. But if you look at long term or even immediate, the markets that we and The First are in, there’s inbound migration and there’s home sales. So there’s still positive activity from a mortgage perspective.

I think there’s — look, opportunity for synergies on the treasury management side, business lines that we have, like our recent expansions in ABL and factoring. We have found significant opportunities in our footprint just by being able to offer those services to customers. And I suspect and believe that in The First’s footprint there are going to be similar opportunities. We haven’t modeled that into our balance sheet or the above-average yields that come along with those business lines.

So just real quick, that’s kind of three off the top. There’s probably several more underneath that we think are just embedded in the two business models that complement each other.

Question and Answer Operator Message

Operator (Operator)

Our next question comes from Matt Olney from Stephens.

Question

Matt Olney (Analysts)

Congrats on the deal. I want to start on interest rate sensitivity of the combined company. I think based on the disclosures from the 10-Q, Renasant looks to be asset sensitive based off the shock analysis and The First is more rate neutral. I know those are just models. So any color you can provide on the rate sensitivity especially kind of in the near term. If the Fed does cut the next few months more of a short-term impact. And then kind of a longer-term impact. I’m curious, with the two balance sheets combined, the accounting marks I’m curious kind of what the natural rate activity at the bank that you want to manage longer term?

Answer

James Mabry (Executives)

Matt, this is Jim. So a couple of thoughts that hopefully address that question. If you’re reading on the Q, that data is correct. The First is less — a little less asset sensitive than we are. And I would say, if you did like a 100 basis point shock, if we look at the impact of earnings from that at Renasant versus on a combined basis, then I think the shock analysis has it roughly down 3%, again, shock, assuming we take no action, that would go down about 1 point. So it’s about 1% benefit, if you will, in terms of mitigating rate cuts. So that’s definitely a plus.

And then I think this addresses your sort of looking forward question. If you — if we look at the model and look at the data that you’re seeing in the deck, in terms of lower rates and their impact on that data is — it’s of course, there’s a lot of moving pieces in that, Matt. When you do that and assume 2 or 3 or 4 rate cuts between now and close. It does have an impact on the numbers that you see, but it’s frankly pretty small when you net all the ins and outs of that. So very slight situation to the returns that you see, but it’s not material that we have cost between 50 and 100 basis points down between now and close.

Question

Matt Olney (Analysts)

Okay. Appreciate those details, Jim. And then also want to ask about — on the due diligence process that you highlighted. I think in the slide deck, you mentioned a pretty big material focus of the diligence was on that office portfolio. I think it’s around the nonowner-occupied CRE, I think it’s around 3%, the pro forma portfolio is going to be office.

Any color on that office portfolio of the combined company? And what are the size of some of the larger office loans in the portfolio and some of those loan grades?

Answer

David Meredith (Executives)

Matt, this is David. So we did a deep dive into — the portfolio as a whole, 7% of the portfolio, emphasis on commercial as well as the non-occupied [indiscernible]. You point out the 84% coverage of office states, not — that’s all nonowner-occupied office loans, 100% of those loans over $0.5 million. So we felt like we got really good coverage out of the portfolio.

One of the things that — one, their underwriting process that first goes through is very similar to our underwriting process. There’s a stress testing of the interest rates, stress testing of the vacancy, stress testing of the rental rates in the market, very good in-depth look at the submarket vacancy. So the underwriting matched up very well with the way we look at them and we got very comfortable with their underwriting as well as their portfolio management.

The average loan size on a combined basis, to your point, is $700,000 to $800,000 and our office loans are very small. They pull our average loan size down. The average LTV across the book, the combined portfolio is like 56%. So a very good loan to value.

And Matt, I think it’s important to note, [indiscernible] exposure is different. They both Renasant as well as The First is different than what we see in the marketplace today. We’re talking about single story, smaller office properties in Hattiesburg, Mississippi, [indiscernible], Georgia, [ Decatur ], Alabama. The [indiscernible] due diligence and [indiscernible] off and I had the opportunity to talk and had a great quote, and I’m going to attribute to him, but he said, we don’t finance an office building, well, I can’t jump off a roof of it. So I thought that was in the — so — and I think that’s just typical of the office opportunities that The First looks at. All options that we look at there.

Smaller community bank deals, you don’t have the drive to work issues to work from home. You don’t have the 100,000 square foot floor place that you’ve got to backfill up if attorney’s firm leads. So I think it’s a good portfolio. There’s obviously stress within that book just as part of a macroeconomic environment, but it’s not anything outside from what we’ve seen in our historical legacy Renasant book.

Question and Answer Operator Message

Operator (Operator)

Our next question comes from Catherine Mealor from KBW.

Question

Catherine Mealor (Analysts)

One follow-up to the margin question that Matt was just asking about. Do you have the duration of The First loan book and just trying to think the timing of how we should model the accretion of the loan book back into earnings through acceptable yield?

Answer

James Mabry (Executives)

Catherine, it’s Jim. It’s around 6 or 7 years, and that’s going to match, sort of the behavior of that interest rate mark. I think it’s — we’ve got sum of the years digits, over 6 years on when it’s going to creep back in. So that’s — those would be the rough numbers.

Question

Catherine Mealor (Analysts)

Great. Okay. So accelerated in the first year with that. Okay, that’s perfect. And then on cost savings, I appreciated you putting only 40% achieved in ‘25. So many deals kind of overestimate that. So it feels conservative. But just kind of curious on your timing of — I know you’re saying that you should close in the first half. So we’ll hope for earlier rather than later.

But maybe your thoughts on when you hope to have conversion and then — and just kind of — and maybe talk through some of your cost savings analysis. It feels like the 40% achieved next year is conservative, which is great. But then also just curious with the deal of this size, typically, you may see great cost savings, so you may have other investments kind of behind that as you become a bigger company. And so just curious if there was any of that factored into that number as well?

Answer

Kevin Chapman (Executives)

Yes. Catherine, we — so a couple of things. So just on the last part of being factored in. I think some of the calculus behind this conversation of what we announced is at $17 billion, we had — we’ve invested a lot in infrastructure for scale. Being over $10 billion, 6 or 7 years, we were now trying to grow into the back office and the infrastructure we have. Whether it is for technology or whether it’s for regulatory rigor, we have that infrastructure. What’s exciting about this is we think this is an inflection point to lever some of that.

So I’m sure there will be some incremental investments we need to make along the way. But as we look at our technology offering as we look at the systems of The First, we think there is some opportunity to take existing technology and leverage it a little bit more.

Just on the cost saves and the realization, time will tell whether that’s a conservative number. But we think it’s a realistic number. We started from a bottom-up approach and tried to detail it out with its most precision — with as much precision as we could. I will say, and hopefully, you’ll appreciate this, this is the largest acquisition that we’ve done. It is extremely important that we execute this with precision and be as seamless and smooth in the conversion and the integration as possible. It is the most customers, the most employees, the most branches. And so we’re going to — whether it’s 40% in ‘25 or a little bit more or less, I just want to emphasize, we’re going to be very intentional about making this a smooth transaction. Because what we believe is important is we bring over the good employees and good customers, that balance sheet and the revenue — and we — and what’s been great is the conversations we’ve had not only with Hoppy and Dee Dee and their executive team. They’re committed to that as well. Their history of acquisitions. They understand. That integration is as important as that conversion.

And by the way, we are targeting for August ‘25 conversion. But what’s exciting about this is kind of the momentum and the interest to ensure that we integrate this smoothly, which may be well beyond post conversion. But I feel confident about the cost saves and also our goal is to make sure we bring over here to [indiscernible] good customer that brings that balance sheet or bring that revenue.

Question

Catherine Mealor (Analysts)

Helpful, Kevin. And one more, if I could. On, Jim, you mentioned that you’re of accreting capital. I think you said it was 70 to 80 basis points annually now just your higher levels of profitability. Is it fair to assume maybe a higher organic growth rate as we move into ‘25 and ‘26, just given your higher levels of capital. How should we think about use of use for that?

Answer

James Mabry (Executives)

So I would say, Catherine, on the growth rates, I mean, we — for modeling purposes, as you saw in this [ report] in the mid-single-digit number. I don’t know about near term, but certainly, longer term, as we get through integration and beyond, the footprint is a very compelling footprint, and it’s got low above national averages, as you know, in terms of growth, economic growth. So, we feel like we’ll be in a position to outgrow our peers.

And we’ll see what that turns [indiscernible]. But I do think to your point, that will be a good use of the capital to capitalize that growth. So we’ll see if that holds, but I think it’s reasonable to assume that as we get beyond integration, that the growth trajectory of the company should look pretty good.

Question and Answer Operator Message

Operator (Operator)

Our next question comes from David Bishop from Hovde Group.

Question

David Bishop (Analysts)

Congrats on the deal. A quick question. I appreciate the guidance in terms of the CRE ratio post close. Just curious, the comfort level at that level, do you think you’re going to look to trim that relatively quickly, stay close and any guidance in terms of where we should think that trends to?

Answer

David Meredith (Executives)

This is David. The First and Renasant have been banks that leverage commercial real estate in our marketplace for loan growth in that number at closing at [ 82 ] and [ 278 ] it’s probably not too far off from where we would continue to see our loan growth opportunities. Now that’s subject to macro marketplace, how does CRE perform from a macro level.

But from our willingness to loan into [indiscernible], it’s both a core competency of The First as well as Renasant. We understand it, we underwrite it well. We manage it well. So, I don’t think we’d see a material decrease in those dollars or probably a material increase, but we’ll continue to probably operate within that range.

Question

David Bishop (Analysts)

Got it, and then on a pro forma basis, the cash assets, I think, you showed 11%. Just curious where you see that trending ideally on a longer-term basis.

Answer

James Mabry (Executives)

David, this is Jim. I think our model shows a little higher than that in terms of a closing where our actually cash assets, that’s correct. Securities to assets will be about 14% or 15%. We went about 10 or 11 today, and we’ll probably end up somewhere between that. So that’s some add liquidity that we can hopefully put to work in the loan book.

Question

David Bishop (Analysts)

Got it, and then just a final question following up on Mike’s earlier question. In terms of the [ Low to Moderate—LMI ] census tracks, just curious if you think you can satisfy the tone you’ve laid out in terms of census track, but you both already service or does that require expansion into some of the markets down there?

Answer

Mitchell Waycaster (Executives)

Yes, Dave, it’s Mitch. I do. I think our past is a good reflection of what we can do going forward. And the confidence in that, as I referred earlier, the first work as a CDFI bank in both people, product and what they demonstrated in the past and the same for Renasant.

As you know, all of these markets, all the needs of the markets, they change over time. And I think, again, what we’re indicating here is our intentionality to continue to understand those needs and meet whatever those needs are. So yes, we are very confident in our ability to deliver in that space.

Question and Answer Operator Message

Operator (Operator)

[Operator Instructions] Our next question comes from John Rodis from Janney.

Question

John Rodis (Analysts)

Congratulations. Jim, maybe a question for you just back to the securities portfolio, the restructuring. Would you expect to do that all within the first quarter? Or do you think that would take a couple of quarters to sort of reinvest in the securities portfolio?

Answer

James Mabry (Executives)

We’ll evaluate that as we go along. And I mean the model assumes that we do it simultaneously closed. Obviously, that was made just for ease of modeling. But as we get closer, we’ll sort of examine the merits of timing and how much and when. But yes, for model purposes, we assume you did [ route ] the data close. But to your point, practically, that’s probably not going to happen that way. But if we chose to do all of it at once, you could affect that pretty quickly within a couple of weeks. So we’ll fight that fight here.

Question

John Rodis (Analysts)

Okay, and then just for the combined institution, what would be a good tax rate to use?

Answer

James Mabry (Executives)

I would say, we have dug into the tax record both companies portfolio and as you know, we won 21%, 22%. I don’t know that it would be meaningfully different for the combined companies. So that probably gets priced over at this point.

Question and Answer Operator Message

Operator (Operator)

Ladies and gentlemen, with that and showing no additional questions, I’d like to turn the floor back over to Mitch Waycaster for any closing comments.

Answer

Mitchell Waycaster (Executives)

Well, thank you, Jamie, and thank each of you for joining this morning’s call, and thank you for your interest in Renasant.

Question and Answer Operator Message

Operator (Operator)

Ladies and gentlemen, with that, we’ll be concluding today’s conference call and presentation. We thank you for joining. You may now disconnect your lines.

Important Additional Information

In connection with the proposed transaction, Renasant Corporation (“Renasant”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”), which will contain a joint proxy statement of Renasant and The First Bancshares, Inc. (“The First”) and a prospectus of Renasant (the “joint proxy statement/prospectus”), and each of Renasant and The First may file with the SEC other relevant documents regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY RENASANT AND THE FIRST, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RENASANT, THE FIRST AND THE PROPOSED TRANSACTION. When final, a definitive copy of the joint proxy statement/prospectus will be mailed to Renasant and The First shareholders. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Renasant and The First, free of charge from Renasant or The First or from the SEC’s website when they are filed. The documents filed by Renasant with the SEC may be obtained free of charge at Renasant’s website, www.renasant.com, or by requesting them by mail at Renasant Corporation, 209 Troy Street, Tupelo, Mississippi 38804, Attention: Corporate Secretary. The documents filed by The First with the SEC may be obtained free of charge at The First’s website, www.thefirstbank.com, or by requesting them by mail at The First Bancshares, Inc., 6480 U.S. Highway 98 West, Suite A, Hattiesburg, Mississippi 39402, Attention: Corporate Secretary.

Participants in the Solicitation

Renasant and The First and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Renasant or The First in respect of the proposed transaction. Information about Renasant’s directors and executive officers is available in Renasant’s proxy statement dated March 13, 2024, for its 2024 Annual Meeting of Shareholders, and other documents filed by Renasant with the SEC. Information about The First’s directors and executive officers is available in The First’s proxy statement dated April 10, 2024, for its 2024 Annual Meeting of Shareholders, and other documents filed by The First with the SEC. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Renasant or The First as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger of Renasant and The First, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on, among other things, Renasant management’s and The First management’s beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy and Renasant and The First. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include projections of, or guidance on, Renasant’s or the combined company’s future financial performance, asset quality, liquidity, capital levels, expected levels of future expenses, including future credit losses, anticipated growth strategies, descriptions of new business initiatives and anticipated trends in Renasant’s business or financial results. Renasant and The First caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement entered into between Renasant and The First; the outcome of any legal proceedings that may be instituted against Renasant or The First; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the business combination transaction) and shareholder approvals or to satisfy any of the other conditions to the business combination transaction on a timely basis or at all; the possibility that the anticipated benefits of the business combination transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Renasant and The First do business; the possibility that the business combination transaction may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the business combination transaction; changes in Renasant’s share price before the closing of the business combination transaction; risks relating to the potential dilutive effect of shares of Renasant common stock to be issued in the business combination transaction; and other factors that may affect future results of Renasant, The First and the combined company. Additional factors that could cause results to differ materially from those described above can be found in Renasant’s Annual Report on Form 10-K for the year ended December 31, 2023, The First’s Annual Report on Form 10-K for the year ended December 31, 2023, and in other documents Renasant and The First file with the SEC, which are available on the SEC’s website at www.sec.gov.

All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by the cautionary statements contained or referred to herein. If one or more events related to these or other risks or uncertainties materialize, or if Renasant’s or The First’s underlying assumptions prove to be incorrect, actual results may differ materially from what Renasant and The First anticipate. Renasant and The First caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made and are based on information available at that time. Neither Renasant nor The First assumes any obligation to update or otherwise revise any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.